MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2016
PREPARED AS OF SEPTEMBER 29, 2016

Introduction:

The following sets out the Management's Discussion and Analysis ("MD&A") of the financial position and result of operations three months ended July 31, 2016 of Micromem Technologies Inc. (the "Company", "Micromem" or "we"). The MD&A should be read in conjunction with the Company's unaudited quarterly financial statements at July 31, 2016 and the audited consolidated financial statements and accompanying notes for the fiscal year ending October 31, 2015 which are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Additional information regarding the Company is available on the SEDAR website at www.sedar.com.

The Company’s shares are traded on the OTCQX under the symbol MMTIF and on the Canadian National Stock Exchange under the symbol MRM. In November 2007, the Company incorporated Micromem Applied Sensor Technologies Inc. (“MAST”) for the purpose of moving forward with the planned commercialization of its technology.

Certain information provided by the Company in this MD&A and in other documents publicly filed throughout the year that are not recitation of historical facts may constitute forward-looking statements. The words "may", "would", "could", "will", "likely", "estimate", "believe", "expect", "forecast" and similar expressions are intended to identify forward-looking statements.

Readers are cautioned that such statements are only predictions and the actual events or results may differ materially. In evaluating such forward-looking statements, readers should specifically consider the various factors that could cause actual events or results to differ materially from those indicated by such forward-looking statements.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward looking information within the meaning of applicable securities legislation (“forward looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as “believes”, “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, or “intends” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken or achieved) are not statements of historical fact, but are “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results present a performance or achievements of the Company, or developments in the Company’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions or results of operations that are based on assumptions about future conditions, courses of action and consequences. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things, the successful commercialization of our technology, comments about potential future revenues, joint development agreements and expectations of signed contracts with customers, etc. A number of inherent risks, uncertainties and factors affect the operations, performance and results of the Company and its business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. Some of these risks and uncertainties include the risk of not securing required capital in future, the risks of not successfully concluding agreements with potential partners on a timely basis, the risks associated with commercializing and bringing to market our technology. These risks are affected by certain factors that are beyond the Company's control: the existence of present and possible future government regulation, competition that exists in the Company's business, uncertainty of revenues, markets and profitability, as well as those other factors discussed in this MD&A report. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements and reference should also be made to the Company’s Annual Information Form (prepared and filed in the form of a Form 20-F Annual Report pursuant to The Securities Exchange Act of 1934) for a description of risk factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward–looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities law.

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED JULY 31, 2016
PREPARED AS OF SEPTEMBER 29, 2016
(Unless other indicated dollar amounts reported are stated in U.S. dollars)

TABLE OF CONTENTS:

1.	OVERVIEW

2.	COMPANY PROFILE AT JULY 31, 2016

	1)	Update on Product Development Activity at July 31, 2016
	2)	Intellectual Property
	3)	Financing
	4)	Share Capital
	5)	Management and Board of Directors
	6)	Transactions with Related Parties

3.	DISCUSSION OF OPERATING RESULTS – QUARTER ENDING JULY 31, 2016

	1)	Financial Position
	2)	Results of Operations
	3)	Unaudited Quarterly Financial Information- Summary

4.	COMPLIANCE AND REPORTING MATTERS

	1)	Liquidity and Capital Resources
	2)	Financial Instruments
	3)	Commitments and Contingencies
	4)	Disclosure controls/Internal controls
	5)	Off Balance Sheet Arrangements
	6)	Critical Accounting Policies and Significant Accounting Estimates
	7)	Going Concern
	8)	Risks and Uncertainties

5.	SUBSEQUENT EVENTS

6.	TABLES

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JULY 31, 2016
PREPARED AS OF SEPTEMBER 29, 2016

1. OVERVIEW

Micromem is a company that develops customized, proprietary sensor-based solutions for large multinational corporations. Over the past several years, it has presented its technology platform to numerous companies who are seeking solutions to various and complex challenges in the measurement of operating performance and real time diagnostics in their operating systems and assets. The Company has established working relationships (in some instances it has executed joint product development agreements (“JPDA”) with these companies to produce sensor-based technology solutions for them. These working arrangements are discussed further in the body of this document.

In essence, Micromem has typically initially developed proposed technology solutions at its own cost and where a company agrees to move forward with Micromem to develop a commercial application, Micromem will negotiate a cost sharing arrangement with that company where the company will absorb up to all of the continued development costs associated with the project. Development milestones are established with the company and Micromem will invoice against these milestones in accordance with the contracted terms. Micromem’s recurring revenue stream is anticipated to be derived from product royalties, from product licensing agreements and from outright product sales.

While the applications for Micromem’s technology solutions are industry agnostic and cross virtually every industry, the Company has identified the following industry verticals as significant opportunities to pursue – the oil and gas sector, the automotive sector, the power generation and utilities sector and other specific industrial applications. These key market segments and the Company’s performance during the three months ending July 31, 2016 are discussed further in Section 2 – Company Profile at July 31, 2016.

Since August 2015, the Company has secured the majority of its financing through short term convertible debentures/bridge loans. Additionally, during 2015-2016, the Company has secured financing from the exercise of previously awarded common stock options to officers and directors of the Company. Finally, the Company has been successful in settling certain trade accounts through the issuance of common shares.

Between 2010 - 2015 the Company was successful in raising the majority of its financing through private placements, typically consisting of a unit offering of a common share and a common share purchase warrant. This latter source of financing has not been readily available to the Company since Q2 2015.

A summary of the financing raised by the Company between 2014 and Q3 2016 is provided in Tables 2 and 3 of this MD&A commentary.

The Company reports its financial statements in accordance with IFRS which requires the Company to perform quarterly impairment tests on the carrying value of its assets. As discussed herein, while the Company is confident about the ongoing viability of its existing joint product development initiatives with its major customers and, while it believes that it will be successful in commercializing these projects in future, it has recorded an impairment reserve at July 31, 2016 to eliminate the carrying value of the deferred development costs reported in its consolidated statement of financial position at July 31, 2016, as discussed further in the body of this MD&A commentary.

Additional background information of the Company is available on its website, Micromem.com and on the website of its subsidiary, MAST INC.com

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JULY 31, 2016
PREPARED AS OF SEPTEMBER 29, 2016

2. COMPANY PROFILE AT JULY 31, 2016

1. Update of Product Development Activity at July 31, 2016

Chevron: We began working with Chevron in 2013 and at that time announced a substantial JPDA. The proposed development work in that JPDA specified a series of milestones in keeping with our standard development process as described above.

The initial thrust of the work was to develop and test fluorescent magnetic nanoparticles in the application of interwell tracers. We successfully completed the proof of concept and prototype phases. This work progressed in 2014 and the go forward thrust of our development work was to develop a well head real time detection platform for the detection of existing interwell tracer chemicals to measurement levels as low as 300 parts per trillion. By October 31, 2014, Chevron had funded approximately $175,000 of the development costs we had incurred to that point of time.

In 2015, this work was significantly advanced. We worked extensively with key subcontractors building towards a lab demonstration late in the calendar year designed to differentiate between 8-9 interwell tracers simultaneously. These tests provided positive results in the demonstrations with Chevron.

The next phase of the development program was expected to commence in early 2016. However, the official approval to proceed along with the purchase order and invoice was only received from Chevron in August 2016. That work has now commenced. We will require additional financing in order to continue the development activity moving forward.

In 2015, Chevron funded our development activity in the amount of approximately $1.6 million. In the current fiscal year, we have received additional funding of $193,901 through July 31, 2016 and additional funding of $200,000 subsequent to July 31, 2016.

In 2015 we executed a Technology Cooperation Agreement with Chevron relating to the development of a cement integrity sensor platform. Initial work has been completed in the proof of concept phase of development activity. The overall value of that contract is estimated at in excess of $8 million if we are successful in the first stages of product development.

The continued development activity on these projects and the ultimate commercialization of the technology are in part dependent on having our subcontractors continue to work with the Company while it continues to attempt to resolve its working capital requirements.

Castrol: We signed a JPDA with Castrol in December 2014. The development project is to develop a MEMS solution for real time detection of wear elements in lubricating fluids for deployment initially in non-automotive markets and, thereafter, for the automotive market. Over the course of calendar 2015 we were successful in completing the initial phases of that agreement whereby we have now provided the initial prototypes to Castrol and these have been accepted. In turn we have to date received $488,500 as payment from Castrol as of October 31, 2015 and an additional $250,000 in the current fiscal year.

Castrol has commissioned us to produce initial field units for testing. These units are larger than the ultimate product intended for the automotive market. We anticipate that we will penetrate this market in 2016 while development work will continue on miniaturizing the technology for the automotive market by 2017.

To date we have funded the development work with our subcontractors according to schedule and are awaiting a current purchase order and next invoice approval from Castrol which we expect imminently. We will require additional financing in order to continue the development activity moving forward.

The continued development activity on these projects and the ultimate commercialization of the technology are in part dependent on having our subcontractors continue to work with the Company while it continues to attempt to resolve its working capital requirements.

Flextronics: In 2014 we executed a JPDA with Flextronics to test, manufacture and, ultimately, to commercialize the Company’s patented automotive oil pan plug sensor suite for automotive OEMS. This JPDA developed at that time after we had spent several years pursuing a proof of concept with General Motors.

Flextronics has indicated that the initial field development in automobile testing will commence by the end of calendar 2016 and that scale production could begin in 2017. A royalty stream thereafter has been estimated at approximately $18 million.

The continued development activity on these projects and the ultimate commercialization of the technology are in part dependent on having our subcontractors continue to work with the Company while it continues to attempt to resolve its working capital requirements.

At July 31, 2016 we have incurred a current net investment in these development projects reporting these balances as deferred development costs, as follows:

Chevron	$1,371,770
Castrol	$1,312,180
Flextronics	$1,129,168
$3,813,118

Each of these projects, as discussed above, continues forward and the Company remains confident that it will be successful in commercializing these projects and realizing revenues from successful commercialization. We continue to work diligently on these projects with both our clients and our subcontractors towards this end.

Given the difficulty in:

a.	Managing our cash flow requirements to remain current on all of our obligations,

b.	Anticipating the specific turnaround time that our development partners require in signing off on development milestones,

c.	Finalizing with our clients the invoices and payments that they are committed to under our JPDAs with them, and,

as a result, the difficulty in determining a reliable short term cash flow model, the Company has, at the end of July, 2016 (and based on the update of these matters through September 29, 2016) concluded that it is prudent to reserve the balance of the deferred development costs reported through July 31, 2016. Accordingly, the Company has booked this impairment reserve at July 31, 2016.

2. Intellectual Property

The Company has been active in building its intellectual property portfolio as it has furthered the above-noted development projects. We have engaged a Washington, DC based law firm to assist us in these efforts. The Company incurred $167,570 (2015: $138,868) of patent related expenditures in the nine months ended July 2016.

In June 2016 we settled $170,300 of trade payables which were outstanding with our patent counsel through the issuance of common shares. Additionally, we made an arrangement with our counsel to pay future charges that we will incur for services to be rendered by our patent counsel through December 31, 2016 through the issuance of additional shares consideration as such services are performed. (Refer also to Note 9(a) (b) in the condensed consolidated financial statements at July 31, 2016).

3. Financing

In the three months ended January 2015 the Company raised $565,777 of financing from the exercise by warrant holders of 2,988,876 common share purchase warrants issued in previous private placements that the Company has arranged.

In the year ending October 31, 2015, the Company raised $1,153,007 of financing from the exercise by officers, directors and employees of 4,428,000 common stock options.

In the year ending October 31, 2015, the Company completed two private placements and received gross proceeds of $175,000 and issued a total of 422,768 common shares. In the nine months ended July 31, 2016, the Company completed a private placement and received gross proceeds of $110,000 and issued 366,668 common shares (received gross proceeds of $55,000 and issued 122,768 in the quarter ending July 31, 2015).

In the quarter ending July 31, 2016 the Company raised $680,464 of financing from the exercise of 3,402,318 common stock options. Additionally, it prepaid $200,000 of legal services through the issuance of an additional 1 million shares.

In the quarter ending July 31, 2016 the Company settled certain trade accounts payable totaling $232,800 through the issuance of 1,312,500 common shares.

The Company has secured a series of bridge loans commencing in August 2015 as detailed in Note 9 to the financial statements at July 31, 2016. A summary of the outstanding bridge loans is as below:

	October 31	July 31,
	2015	2016

Principal	$1,176,673	$2,775,188
Interest Accrued	36,714	391,620
Interest Paid	(17,354)	(147,341)
Repayments	(229,446)	(229,446)
Accretion Expense	-	(115,629)
Equity Portion of Bridge Loan	-	115,629
	$966,587	$2,790,021

Table 3 to this MD&A commentary provides details of these bridge loan obligations.

4. Share Capital

At July 31, 2016 the Company reports 203,257,854 common shares outstanding (2015: 197,176,368). Additionally, the Company has 6,289,682 stock options outstanding with a weighted average exercise price of $0.37 per share (2015: 10,315,000 options outstanding with a weighted average exercise price of $0.29 per share).

5. Management and Board of Directors

At our Annual Meeting of Shareholders held on Tuesday, April 26, 2016, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue, Alex Dey and Brian Von Herzen were re-elected to serve on our Board of Directors, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

6. Transactions with Related Parties

The Company reports the following related party transactions:

(a)

Chairman: The initial Chairman of the Company stepped down in April 2016. He received cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN. The total compensation paid to the Chairman during the nine months ended July 31, 2016 was $84,889 of cash compensation and $nil of stock based compensation (2015 - $91,282 of cash compensation and $nil of stock based compensation).

(b)

Management and consulting fees: Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the nine months ended July 31, 2016 was $532,974 of cash compensation and $nil of stock based compensation (2015 - $694,400 of cash compensation and $nil of stock based compensation).

(c)

Chief Technology Officer: On February 19, 2014 the Company appointed an individual to serve as its Chief Technology Officer and also to serve as a director of the Company. Since that date, a company in which he is a major shareholder, has invoiced the Company for engineering and design services as totaling $1,049,524 through October 31, 2015 and $nil in the 2016 fiscal year through July 31, 2016.

(d)

Certain officers and directors exercised a total of 3,402,318 common stock options in the 3 and 9 months ended July 31, 2016 and the Company realized proceeds of $680,464 (2015: for the 3-month period through July 31 1,688,000 options exercised for proceeds of 428,365; for 9-month period through July 31, 4,428,000 options exercised for proceeds of $1,153,007.

(e)	A director/officer of the Company advanced $40,000 of personal funds to a trade supplier on the Company’s behalf in Q3 2016.

(f)	The CEO has provided a $100,000 CDN bridge loan to the Company on September 2, 2016 (refer to Section 5 - Subsequent Events)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JULY 31, 2016
PREPARED AS OF SEPTEMBER 29, 2016

3. DISCUSSION OF OPERATING RESULTS – QUARTER ENDING JULY 31, 2016

1) Financial Position:

	July 31, 2016	October 31, 2015
	('$000)	('$000)

Cash	76	159
Deposits and other receivables	260	56
	336	215

Property and equipment, net	12	16
Deferred development costs		3,070
Intangible assets, net	44	58
Patents, net	405	309
	797	3,668

Bridge loans	2,790	967
Accounts payable and accrued liabilities	1,323	1,297
	4,113	2,264
Shareholders' Equity
Share capital:	75,623	74,084
Equity component of bridge loans	116	-
Contributed surplus	26,812	27,213
Deficit	(105,866)	(99,893)
	(3,315)	1,404

	797	3,668

Commentary:

1.	The Company’s working capital deficiency at July 31, 2016 is $3,776,451 (October 31, 2015: $2,049,302). All of the bridge loans reported are of a short term nature.

2.

The Company wrote down its net investment in deferred development costs to nil at July 31, 2016 as separately reported in this MD&A commentary. A development cost expense was recorded in Q3 2016 in the amount of $3,813,118.

3.	The Company continues to invest in its intellectual property. It has incurred $167,570 of patent related costs on a year to date basis in 2016 (2015: $158,384).

4.	The balance reported as bridge loans has increased by a net amount of $1,822,768 in 2016 through July 31, 2016 representing additional loans of 1,598,514 plus net accrued interest of $224,254.

2) Results of Operations:

The following table summarizes the Company’s operating results for the three months ended July 31, 2016 and 2015:

	Three months ended July 31,
	2016 ($000)	2015 ($000)
Revenue	-	-
Administration	146	20
Accretion expense	57	-
Interest expense	167	36
Professional fees and salaries	418	367
Stock-based compensation	-	604
Development costs	3,779	1
Travel and entertainment	64	59
Foreign exchange loss (gain)	(22)	20
Amortization of property and equipment	1	2
Amortization of intangible assets	-	67
Total expenses	4,610	1,176
Net comprehensive loss	4,610	1,176
Loss per share	(4,610)	(0.01)

Included in net development costs reported above is a write-down of $3,813,118 recorded at July 31, 2016 as reported separately in this MD&A commentary, offset by the recovery of a provision of approximately $39,000 previously recorded in the accounts.

Commentary:

1) The components of administration costs compare as follows:

	Q3	Q3
	2016	2015

General and other	14	(23)
Rent and occupancy cost	19	19
Settlement of legal matter (Section 4.3 (c))	88	-
Office insurance	13	14
Telephone	3	3
Investor relations, listing and filing fees	9	7
	146	20

The settlement of the legal matter, as described in Section 4.3 (c) resulted in a net additional expense in Q3 of $ 87,500.

2) The components of professional fees and salaries include:

`	Q3	Q3
	2016	2015

Audit related fees	31	30
Legal fees	42	18
Other fees	32	70
Management compensation	217	164
	322	281
Salaries & benefits	96	86
	418	367

3) Unaudited Quarterly Financial Information – Summary

Quarterly Balance sheet information is presented in Table 1 and operating data is as presented below:

Three months ended (unaudited)	Revenues	Expenses	Loss in period $	Loss per share $
October 31, 2014	-	1,088,154	(1,088,154)	(0.01)
January 31, 2015	-	638,088	(638,088)	-
April 30, 2015	-	1,102,664	(1,102,664)	(0.01)
July 31, 2015	-	1,175,706	(1,175,706)	(0.01)
October 31, 2015	-	3,600,152	(3,600,152)	(0.01)
January 31, 2016	-	611,687	(611,687)	-
April 30, 2016	-	750,938	(750,938)	-
July 31, 2016	-	(4,610,433)	(4,610,433)	(0.02)

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MICROMEM TECHNOLOGIES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDING JULY 31, 2016
PREPARED AS OF SEPTEMBER 29, 2016

4. COMPLIANCE RELATED REPORTING MATTERS

1. Liquidity and Capital Resources:

Table 2 provides a summary of financing raised between 2014 and Q3 2016.

We currently report negative cash flows from operations. This will change when we are generating revenues from license fees royalties or the sale of products utilizing our technology, sufficient to cover the Company’s direct costs associated with its client projects and its overhead costs.

The Company’s working capital deficiency at July 31, 2016 is $3,776,451.

The Company has granted stock options to officers, directors, employees and consultants; at July 31, 2016 a total of 6,289,682 options are outstanding which, if fully exercised, would result in additional financing of approximately $2.3 million.

We have no commitments for capital expenditures at July 31, 2016.

2. Financial Instruments:

It is management's opinion that the Company is exposed to interest rate and credit risks arising from financial instruments. The fair value of financial instruments approximates their carrying values as reported.

The Company's financial instruments consist of deposits and other receivables, accounts payable and accrued liabilities and bridge loans which approximate their carrying values due to their short-term maturity.

3. Commitments and Contingencies:

(a)

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $38,000 CDN.

(b)

The Company has certain open purchase orders to 3rd party subcontractors with respect to deferred development costs. The commitments under the purchase order relate to work to be performed over the next 12-16 months totaling approximately $1.3 million.

(c)

On June 30, 2016 the Company participated in a 3rd party led mediation with respect to the previously disclosed lawsuit against Dreifus Associates Limited and Henry Dreifus (“Defendants”) and the Defendants counterclaims against the Company for payments of $275,000 plus interest. The Company disputed the amounts claimed by the Defendants and sought compensation for damages it alleged that it had incurred.

The Company was successful in resolving the legal claims outstanding in the mediation. It agreed to pay $50,000 to the Defendants and issue 312,500 common shares with 6-12 months resale restrictions. The Company has now paid $30,000 and is committed to paying the remaining $20,000 in two $10,000 installments on September 29th and October 29th, 2016.

The Company has now received full assignment of the IP rights and entitlement from the Defendants. Full and final mutual releases have been executed and the action will be dismissed once the remaining payments have been made to the Defendants.

4. Disclosure Controls/Internal Controls:

Management and the Board of Directors, primarily through the Audit Committee, have instituted review procedures on all of our periodic filings. We have established a Disclosure Committee including an independent director. A committee charter has been developed and has been ratified by our Board of Directors. We engage legal counsel, as required, to provide guidance and commentary on our press releases. Management has concluded that our disclosure controls and procedures meet required standards. These disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in its various reports is recorded, processed, summarized and reported accurately.

We have a small number of employees and segregation of duties and responsibilities is restricted. The Audit Committee, in tandem with the CFO, has evaluated the Company's internal control procedures and has concluded that these procedures are adequate to provide reasonable assurance of operational effectiveness. In spite of its evaluation, management does recognize that any controls and procedures no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

5. Off-Balance Sheet Arrangements:

The Company has no off-balance sheet financial commitments and does not anticipate entering into any contracts of such nature other than the addition of new operating leases for equipment and premises as may be required in the normal course of business.

6. Critical Accounting Policies and Significant Accounting Estimates:

The condensed interim quarterly Financial Statements comply with the requirements of IAS standard 34, Interim Financial Reporting. Reference should be made to the disclosures of Significant Accounting Policies that are presented in the audited statements as at October 31, 2015. The Company’s significant accounting policies include measurement and disclosure policies on foreign currency translation, financial instruments, compound and hybrid financial instruments, derivatives, intangible assets, property and equipment and related amortization, deferred development costs, patents, private placements, stock based compensation and income taxes. There have been no changes to the Company’s significant accounting policies in the nine months ended July 31, 2016. New Standards and Interpretations as issued during the quarter by the IASB or the International Financial Reporting Interpretations Committee do not have an impact on the Company’s financial statements.

7. Going Concern:

The consolidated financial statements have been prepared on the “going concern” basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. For the nine months ended July 31, 2016, the Company reported a net loss and comprehensive loss of $5,973,058 (2015 - $2,916,458), and negative cash flow from operations of $2,071,138 (2015 - $713,394). The Company’s working capital deficiency at July 31, 2016 is $3,776,451 (at October 31, 2015:$ 2,049,302)

The Company’s future success depends on its continued ability to raise additional financing and on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2016 - 2017; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology, then there would be doubt that the Company would continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments would be material.

8. Risks and Uncertainties:

There are a number of risks which may individually or in the aggregate affect the long-term commercial success of the Company, both known and unknown:

Financing:

The Company has successfully raised funding over the past several years to continue to support its development initiatives and fund the Company’s corporate structure and overheads. The financing environment for early stage technology companies remains challenging and there cannot be certainty that the Company will be able to continue to raise financing as it has in the past to continue to support its business initiatives.

Stage of Development of Technology:

The Company has made considerable strides in advancing its technology and in developing a product portfolio. Our various products are in different phases of development and there remains the risk that the Company must successfully complete development work on these products to have available commercially viable products which can be licensed or sold.

Customers’ Willingness to Purchase:

We have entered into multiple joint development agreements whereby our products are being subjected to rigorous testing by our partners. We expect to be successful in completing remaining development work on our product portfolio. If we are successful in doing so, our partners will then have to decide the extent to which they will adopt our technology for future use for their applications. The future revenue streams for the Company are dependent upon the rate of adoption by our customers and their willingness to do so.

Patent Portfolio:

The Company has spent considerable time and effort and incurred significant costs with respect to the maintenance and development of our intellectual property portfolio. However, given the nature of IP development, the Company is subject to continuing risks that our patents could be successfully challenged and that our patent pending files may not ultimately be granted full patent status. While we continue to make specific efforts to broaden our IP claims, this is an ongoing process and requires continued effort and vigilance.

Competitors:

The Company may be subject to competition from other entities that may have greater financial resources and more in-house technical expertise.

Management Structure:

The Company is highly dependent on the services of a small number of senior management team members. If one or several of these individuals were unavailable, the Company could encounter a difficult transition process.

Foreign Currency Exposure:

The Company expects to sell its products and license technologies in the United States, in Canada and abroad. The Company has not hedged its foreign currency exposure, which has not been significant to date. In future, foreign currency fluctuations could present a risk to the business.

5. SUBSEQUENT EVENTS

(a)

As outlined in Note 9 to the consolidated financial statement at July 31, 2016 the bridge loans described in Notes 9(b), 9(c)(i), 9(c)(ii) and 9(f) were extended to October 31, 2016. The loan described in Note 9(d) was converted to common shares.

(b)

On September 2, 2016 the Company secured an additional bridge loan in the amount of $100,000 CDN ($78,000 USD) due on January 2, 2017. The loan is convertible at the holder’s option into common shares at an exercise price of $0.31 CDN ($0.24 USD). The interest rate on the loan is at 2% per month.

(c)

On September 10, 2016 the Company secured an additional bridge loan in the amount of $50,000 CDN ($37,000 USD) due on January 2, 2017. The loan is convertible at the holder’s option into common shares at an exercise price of $0.31 CDN ($0.24 USD). The interest rate on the loan is at 2% per month.

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Table 1

Micromem Technologies Inc Management Discussion and Analysis Selected Balance Sheet Information July 31,2016 ($US)

	Working	Capital
Fiscal year ending	capital	asssets at	Other	Total	Shareholders
October 31	(deficiency)	NBV	Assets	Assets	equity (deficit)

Quarter ending

July 31, 2016	(3,776,451)	12,306	448,367	796,754	(3,315,778)

April 30, 2016	(3,871,447)	13,633	4,039,206	4,187,484	181,392

January 31, 2016	(3,009,777)	14,423	3,784,410	4,163,419	789,056

October 31, 2015	(2,049,302)	15,592	3,437,598	3,667,866	1,403,888

July 31, 2015	(1,353,088)	16,197	5,232,312	546,755	3,895,421

April 30, 2015	(923,281)	17,935	4,792,644	5,269,245	3,887,298

January 31, 2015	1,530,982	19,690	3,239,790	5,663,008	4,790,462

October 31, 2014	1,034,921	21,483	3,806,369	5,636,605	4,862,773

Table 2

Micromem Technologies Inc Management Discussion and Analysis Summary of financing raised by Company July 31,2016

		2014			2015

	Shares	Price / share	$	Shares	Price / share	$

Private placements
Q3	-	-	-	122,768	0.448	55,000
Q4				300,000	0.400	120,000

Exercise of warrants
Q1	6,325,224	0.235	1,486,022	2,988,876	0.189	565,777
Q2	6,023,399	0.232	1,400,080
Q3	3,653,495	0.299	1,090,889
Q4	11,408,599	0.248	2,824,628

Exercise of options
Q1				-	-	-
Q2				570,000	0.350	199,500
Q3				2,170,000	0.242	525,142
Q4				1,688,000	0.254	428,365

Conversion of bridge loan
Q1	2,517,501	0.120	302,100
Q2	-		-
Q3	-		-
Q4	-		-

Shares issued re trade account settlement	17,081	0.489	8,353

	29,945,299		7,112,072	7,839,644		1,893,784

		2016

	Shares	Price / share	$

Private placements
Q1	183,334	0.300	55,000
Q2	183,334	0.300	55,000

Exercise of options
Q1
Q2
Q3	3,402,318		680,464
Q4

Shares issued re trade
account settlements
and prepayment
Q3	2,312,500		432,800

	6,081,486	-	1,223,264

Bridge Loans

Refer to Section 2(3), Section 5 and Table 3 of this MD&A document.

Table 3

Micromem Technologies Inc Management Discussion and Analysis Bridge loans Summary July 31,2016

Investor	Date of Loan (a)	Maturity date	$Amount (b)		Interest Rate (c)	Conversion Price (d)	Balance O/S at 07/31/2016 (e)
			$US	$CDN			$US	$CDN

							(h)
1	7/15/16	10/31/16		$ 1,497,514	2%	0.25CDN	1,132,771	1,513,269
2	11/2/15	10/31/16	200,000		3%	0.30USD	205,655
3	11/30/15	1/2/17	250,000		2%	0.21USD	254,722
4	12/2/15	1/2/17	250,000		2%	0.21USD	254,781
5 (f)	12/31/15	7/1/16	100,000		1%	0.30USD	106,970
6	1/8/16	10/31/16	100,000		2%	0.20USD	107,603
							(h)
7	5/13/16	10/31/16		500,000	2%	0.21USD	389,562	538,959
8	3/24/16	11/25/16	30,000		1%	0.21USD	30,372
9	3/24/16	11/25/16	30,000		1%	0.21USD	30,372
10 (g)	3/31/16	8/1/16	30,000		1%	0.30USD	31,203
							(h)
11	5/2/16	10/31/16	300,000		3%	0.30USD	246,010	308,530

			1,290,000	1,997,514			2,790,021	2,360,758

		Recap at 7/31/2016 ($USD)

(a)	Original date of loan, updated to most recent renewal date	Principal outstanding	2,775,188
(b)	Loans denominated as $US or $CDN loans as indicated	Interest Accrued	391,620
(c)	Interest rate applied on a monthly basis	Interest Paid	(147,341)
(d)	Conversion is at the option of the investor	Repayments	(229,446)
(e)	Represents outstanding principal and interest amount	Accretion Expense	(115,629)
(f)	The loan was converted to common shares on August 2, 2016	Equity component	115,629
(g)	This loan was repaid on August 2, 2016
(h)	Canadian denominated loans converted to $USD at month end exchange rate	Per financial statement	2,790,021